SilverCrest Expands Las Chispas Resource:
Indicated Resource: 1.0 Million Tonnes 1,234 gpt AgEq for 39.8 Million Oz AgEq,
Inferred Resource: 3.6 Million Tonnes 581 gpt AgEq for 68.1 Million Oz AgEq

TSX-V: SIL | NYSE American: SILV For Immediate Release

VANCOUVER, BC – March 14, 2019 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce an updated mineral resource estimate for the Las Chispas Property, located in Sonora, Mexico, effective February 8, 2019 (the “Third Mineral Resource Estimate” or “February 2019 Resources”). The infill drilling program at Las Chispas has delineated an initial Indicated Mineral Resource estimate of 1.0 million tonnes grading 6.98 grams per tonne (“gpt”) gold (or “Au”) and 710.6 gpt silver (or “Ag”), or 1,234 gpt silver equivalent (“AgEq”; based on 75 (Ag):1 (Au), defined in the table below), containing 39.8 million ounces of AgEq. Inferred Mineral Resources are estimated at 3.6 million tonnes grading 3.32 gpt Au and 332.5 gpt Ag, or 581 gpt AgEq, containing 68.1 million ounces of AgEq. Of the 30 known veins in the district, ten veins were included in the updated resource estimate: Babicanora, Babicanora Hangingwall (HW), Babicanora Footwall (FW), Babicanora Norte, Babi Sur, Granaditas, Las Chispas, Giovanni (including La Blanquita and Giovanni Mini), William Tell, and Luigi. For comparative purposes, please refer to the technical reports titled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico" effective February 12, 2018, as amended May 9, 2018 (the “Maiden Resource Report”) and “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora Mexico”, effective September 13, 2018 (the “Second Resource Report”).

The Third Mineral Resource Estimate is based on the following: (1) 61 additional drill holes in the Babicanora Vein, including Area 51 zone, Babicanora HW and Babicanora FW, (2) infill drilling of Babicanora Vein including Area 51, (3) reporting separately the Babicanora FW and Babicanora HW veins from the Babicanora Vein, (4) discovery of the Babi Sur Vein with 39 drill holes, (5) expansion of the Babicanora Norte Vein with 18 additional holes, and 6) a change to a minimum vein width (true) of 0.5 metres, down from 1.5 metres, which has increased the grade primarily in the Babicanora Norte Vein with an estimated true width of 0.85 metres, which will be diluted when applying mining parameters as part of the upcoming Preliminary Economic Assessment (“PEA”).

N. Eric Fier, CPG, P.Eng and CEO, remarked, “Less than three years ago we first started drilling the Las Chispas Property and we are now announcing our third resource estimate, including our first Indicated Resource Estimate. We are particularly excited about the high-grade resources delineated at the Babicanora (including HW), Babicanora FW and Babicanora Norte Veins. These three adjacent veins cumulatively host Indicated Resources of 1.0 Million tonnes grading 1,234 gpt AgEq (39.8 million ounces of AgEq). These high-grade resources are near surface and conceptually can be developed using the same underground infrastructure, which may be a key driver of the economics for the project. This Third Mineral Resource Estimate will be used to finalize the ongoing PEA planned for release in Q2, 2019. The Company will continue exploration with seven core drills focused on infill drilling to upgrade additional inferred resources into the indicated category and five core drills testing up to five new vein prospects in H1, 2019. SilverCrest continues to move forward on two paths; 1) work on critical studies to de-risk the project in order to make a construction decision by H1, 2020, and 2) continue to build value with the highly successful exploration program to test the other 20 veins on the property to potentially expand the resource base.”

SilverCrest’s Las Chispas Resource Summary – February 2019
Resource Category(1)(3)(4)(7)	Tonnes	Au	Ag	AgEq(2) gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
	(M)	Gpt	Gpt
September 2018 Inferred Resource	4.3	3.68	347.0	623	511,500	48,298,700	86,701,200
February 2019 Resources
Indicated Resource	1.0	6.98	710.6	1,234	224,900	22,894,800	39,763,600
Inferred Resource	3.6	3.32	332.5	581	388,300	38,906,000	68,069,800
By Category and Location:
Babicanora Area(5)
Indicated Resources	1.0	6.98	710.6	1,234	224,900	22,894,800	39,763,600
Inferred Resources	1.8	5.15	448.9	835	302,300	26,349,700	49,021,900
Las Chispas Area(6)
Indicated Resources	-	-	-	-	-	-	-
Inferred Resources	1.8	1.48	215.4	327	86,000	12,556,300	19,047,900
Notes: All numbers are rounded

(1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the Canadian Institution of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$17 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 90% silver and 95% gold.

(3)	Bulk density has been applied to all materials as 2.55 tonnes per cubic metres.

(4)

Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 0.5 m true width, Babicanora Norte, Babicanora Sur, Babicanora FW and Babicanora HW veins have been modelled to a minimum undiluted thickness of 0.5 m, Babicanora Main has been modelled to a minimum undiluted thickness of 1.5m, and surface stockpile (historic dumps) resource is reported using a 100 gpt AgEq cut-off.

(5)	Babicanora Area includes the Babicanora, Babicanora Footwall, Babicanora Hangingwall, Babicanora Norte, Babi Sur and Granaditas veins.

(6)

Las Chispas Area includes the Las Chispas, Giovanni (including La Blanquita), William Tell, Luigi, Giovanni Mini Veins and Historical Dumps. Inferred Resources for the Las Chispas Area remains unchanged from September 2018.

(7)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Babicanora Area Veins, Las Chispas Resource Summary – February 2019
Resource Category(1)(3)(4)	Tonnes	Au	Ag	AgEq(2) gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
		Gpt	gpt
By Vein and Category:
Babicanora
Indicated Resources	646,800	6.57	682.8	1,175	136,500	14,198,000	24,438,600
Inferred Resources	670,300	4.56	500.0	842	98,300	10,775,800	18,145,100
(includes) Shoot 51(5) Indicated	280,100	10.09	1,059.8	1,816	90,900	9,543,200	16,360,700
(includes) Shoot 51(5) Inferred	92,000	8.54	983.8	1,625	25,300	2,912,100	4,809,600
Babicanora Norte
Indicated Resources	130,500	11.57	1,180.0	2,047	48,500	4,950,900	8,590,300
Inferred Resources	277,700	8.21	779.6	1,395	73,300	6,960,000	12,458,000
Babicanora FW
Indicated Resources	157,000	7.49	675.5	1,237	37,800	3,411,200	6,248,500
Inferred Resources	207,400	7.62	465.4	1,037	50,800	3,103,800	6,913,400
Babicanora HW
Indicated Resources	67,800	0.93	153.5	223	2,000	334,800	486,200
Inferred Resources	31,500	0.80	145.3	205	800	147,100	207,500
Babicanora Sur
Indicated Resources	-	-	-	-	-	-	-
Inferred Resources	543,900	4.10	268.1	575	71,600	4,687,800	10,058,700
Granaditas
Indicated Resources	-	-	-	-	-	-	-
Inferred Resources	95,100	2.46	220.9	405	7,500	675,100	1,239,200
Notes: All numbers are rounded

(1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the Canadian Institution of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$17 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 90% silver and 95% gold.

(3)	Bulk density has been applied to all materials as 2.55 tonnes per cubic metres.

(4)

Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 0.5 m true width, and Babicanora Norte, Babicanora Sur, Babicanora FW and Babicanora HW veins have been modelled to a minimum undiluted thickness of 0.5m, Babicanora Main has been modelled to a minimum undiluted thickness of 1.5m.

(5)	Shoot 51 (zone) is located within the Babicanora Vein.

(6)

Las Chispas Area includes the Las Chispas, Giovanni (including La Blanquita), William Tell, Luigi, Giovanni Mini Veins and Historical Dumps. Inferred Resources for the Las Chispas Area remains unchanged from September 2018.

(7)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Please refer to “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora Mexico”, effectiveSeptember 13, 2018, for detailed information on the Las Chispas Area veins.

The mineral resource estimate is based on the Company’s phase I, II, and III exploration programs from March 2016 to February 8, 2019 and is classified as an Indicated and Inferred Mineral Resource. The effective date for the Third Mineral Resource Estimate is February 8, 2019. Depending on the vein, drill sections were spaced 25 to 75 metres along strike, with intercepts on each section at 25 to 50 metres apart down dip. The most significant component of the data, collected and validated by SilverCrest between September 14, 2018 and February 8, 2019, are results from an additional 136 drill holes (35,035 metres). Since the startup of the Phase I exploration program in March 2016, a total of 440 drill holes (117,198 metres), 8,984 (7,212 metres) underground channel samples, and 2,895 dump samples have been completed and analyzed, which comprise the database up to February 8, 2019. A majority of the resource is in unmined areas with only the Las Chispas and William Tell veins being partially mined out and voids (stopes) being accounted for in the resource estimation. This release uses the previously announced resource estimation for the Las Chispas Area veins as noted in the table above. Details of the drill assays, surface and underground sampling results can be found in various press releases from March 2, 2016 to February 25, 2019, and available on the Company’s website. The resource remains open in several directions depending on which vein is considered. A Technical Report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) will be filed on SEDAR at www.sedar.com within 45 days.

The Third Mineral Resource Estimate is based on the following key assumptions. A specific gravity of 2.55 was used based on test work. Veins were modelled to capture mineralization grade of 150 gpt AgEq or greater. For the veins in the Babicanora Area (78% of the updated resource ounces), a minimum of 0.5 metres true width from drill hole intercepts was used to create vein shapes for modeling. For the Las Chispas Area, the true widths are variable (1 to 5 metres) for creating vein shapes for modeling as presented and estimated in the September 2018 updated resource. Grade capping (top cut) of silver and gold grades are at 96.78 to 99.6 percentile depending on the vein and mineral domain. Specifically, Area 51, as part of the Babicanora Vein has a top cut at the 98 percentile with a cap of 9,740 gpt for silver and a cap of 102.2 gpt for gold. Raw data was composited to 0.5 metres for all veins. A 2 metre by 2 metre by 2 metre block size was used for interpolation based on geological constraints and potential future mining method. Resource volumes have been constrained by the vein models. Variography, ordinary kriging and inverse distance squared (ID2) were used to create both silver and gold block models. Block models were classified into Inferred and Indicated Resources according to appropriate criteria based on geologic constraints, sample sets, and search radii.

The Third Mineral Resource Estimate is focused on an estimated 8.0 kilometres of approximately 20 known kilometres of cumulative vein strike length in the district. As planned, the Company will continue the Phase III drilling up to the end of 2019, which will focus on expansion and infill drill holes. Drilling priorities over the next nine months are: (1) continued infill drilling the Babicanora, Babicanora FW and Babicanora Norte Veins for resource re-categorization for upcoming preliminary feasibility study (“PFS”), (2) initiate definition drilling on the Unnamed and La Victoria veins in the Babicanora Area, (3) initiate definition drilling on the several new veins and veins to depth in the Las Chispas Area, and (4) initiate definition drilling for the Chiltepin veins northeast of the Las Chispas Area. The Company intends to provide another updated resource estimate, with resource re-categorization, and deliver a PFS in Q1, 2020. There is no certainty that Inferred Mineral Resources will be converted to the Measured and Indicated categories through further drilling.

Qualified Assurance Program and Quality Control Measures (“QA/QC”)

SilverCrest has implemented QA/QC protocols including the insertion of duplicate, blank and standard samples in all drill holes and underground sampling. The samples were submitted directly to the ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada, for preparation and analysis. P. James F. Barr, P. Geo., Senior Geologist and independent Qualified Person, most recently visited the Las Chispas Property on October 16, 2018, and between February 10 and 11, 2019. Core was reviewed and independent verification samples were collected and will be reported in the Technical Report. Independent Qualified Person believes that all QA/QC work completed from February 2018 to February 2019 has been done to adequate standards.

Qualified Person

The Mineral Resources for the Las Chispas Property disclosed in this news release have been estimated by P. James F. Barr, P. Geo., Senior Geologist and Team Lead – Geology for Tetra Tech, Inc. and independent of SilverCrest. Mr. Barr is a Qualified Person under NI 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by CIM council, as amended. Mr. Barr has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company’s resource model and preparing a PEA and a PFS; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Jacy Zerb, Investor Relations Manager
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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